SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02045001

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _______ to _________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Ave.
Olney, Maryland 20832

Exhibit index at page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp
Cash and Deferred Profit Sharing
Plan and Trust
(Name of Plan)

By: Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

Date: June 26, 2002

Hunter R. Hollar, President and
Chief Executive Officer
Sandy Spring Bancorp, Inc.

11k01

Item 4. Financial Statements and Exhibits.

(a) Financial Statements: Financial statements of the Plan.

1. Independent Auditor's Report

2. Statement of Net Assets Available for Plan Benefits

3. Statement of Changes in Net Assets Available for Plan Benefits

4. Notes to Financial Statements

5. Supplemental Schedule Relating to ERISA and DOL Regulations

(b) Exhibits:

23. Consent of Independent Accountants

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

REPORT ON AUDITS
OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Profit Sharing Committee
Sandy Spring Bancorp Cash and Deferred
Profit Sharing Plan
Olney, Maryland

We have audited the statements of net assets available for plan benefits of Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held for investment at end of year) - Schedule H and schedule of assets (acquired and disposed of within year) - Schedule H are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman & Company

Baltimore, Maryland
May 22, 2002

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash	$ 15,742	$ 4,922
Investments - at fair value:		
CIGNA Guaranteed Income Fund	2,479,194	1,475,287
CIGNA Lifetime 20 Fund	70,774	46,521
CIGNA Lifetime 30 Fund	117,508	80,567
CIGNA Lifetime 40 Fund	108,168	63,986
CIGNA Lifetime 50 Fund	43,127	18,281
CIGNA Lifetime 60 Fund	24,855	55
CIGNA Stock Market Index Fund	902,743	1,056,050
Founders Growth Fund	-	2,521,580
Janus Worldwide Fund	1,330,599	1,598,170
AIM Value Fund	-	521,592
TimesSquare Small Company Stock - Growth Fund	186,256	199,863
Berger Small Company Stock - Value Fund	842,503	270,500
Invesco Technology Investment Fund	69,788	48,248
Invesco Dynamics Fund	88,235	44,124
Fiserve Securities, Inc.	60,434	-
Metricom, Inc.	30	-
Oppenheimer Real Asset Fund	30,439	-
Pilgrim Emerging Countries	46,040	-
Wellington Management Fund	119,091	-
John A. Levine & Co. Fund	463,553	-
Morgan Stanley Fund	1,774,139	-
Sandy Spring Bancorp, Inc. stock	8,066,248	3,862,400
Participants loans - at cost	121,258	164,296
Total investments	16,944,982	11,971,520
Receivables:		
Employer's general contribution	1,361,173	469,297
TOTAL ASSETS	18,321,897	12,445,739
LIABILITIES	None	None
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$18,321,897	$12,445,739

See accompanying notes.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ 260,728	$ 200,465
(Depreciation) appreciation in fair value of investments:		
Mutual funds	(1,148,470)	(1,447,028)
Common stock	4,278,950	(764,092)
	3,130,480	(2,211,120)
	3,391,208	(2,010,655)
Contributions:		
Employer's general contribution	1,209,977	469,297
Employer's matching contribution	627,764	-
Salary deferral contributions	1,450,317	1,160,171
Participant rollover contributions	166,553	195,801
	3,454,611	1,825,269
Total additions (reductions)	6,845,819	(185,386)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to or for participants	959,914	2,161,825
Participant expenses	9,747	6,410
	969,661	2,168,235
NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5,876,158	(2,353,621)
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	12,445,739	14,799,360
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$18,321,897	$12,445,739

See accompanying notes.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Sandy Spring Bancorp, Inc. stock is valued at the daily average of trades in the stock on the last day of the Plan year. CIGNA Guaranteed Income Fund is reported at contract value which approximates fair value. All other investments are presented at their respective quoted market prices. Money market accounts are stated at cost.

2. DESCRIPTION OF PLAN

The following description of the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp credited with three months of eligibility service, as defined.

Contributions

Each plan year the Board of Directors will determine the amount to be contributed to the Plan based on a pre-defined formula.

Cash or Deferred Option

Participants may elect to receive 33% of their annual allocation of the employer profit sharing contribution in cash.

Salary Deferral Contributions

Participants may authorize the Company to defer a portion of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or other separation from service. Earnings on such contributions will accumulate income-tax deferred until the account is distributed.

Retirement

Upon retirement, or total and permanent disability before retirement, participants are entitled to receive the full vested value of their accounts (employer plus voluntary). Participant account balances may be paid in a lump sum or in periodic installments.

If the total value of the participant employer account is $5,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum.

Death Benefits

Upon the participant's death, the value of the participant accounts is paid to the participant's beneficiary.

Vesting

Each participant is fully vested in contributions made into the Plan. Participants will vest over a 5-year period for the company match. See footnote 7 for the vesting schedule.

Hardship Distributions

A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Loan Provisions

The Plan provides for a participant to borrow from their participant account in accordance with the loan policy provisions of the Plan.

Termination of the Plan

In the event of termination of the Plan, the value of the interests of all affected participants is determined as soon as possible and, if the sponsor elects, a lump sum payment of each affected participant's undistributed plan account is made.

Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated January 15, 2000 that the Plan is qualified and the trust established under the Plan is tax-exempt, under Sections 401 and 501 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

3. TRUSTEE AND PLAN ADMINISTRATION

Trustee

CIGNA Bank and Trust is authorized to act as trustee of the Plan's funds.

Plan Administration

The employer is the Plan Administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administering the provisions of the Plan. The employer absorbs all costs of plan administration for active employees.

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 31:

	2001	2000
CIGNA Guaranteed Income Fund	$ 2,479,194	$ 1,475,287
CIGNA Stock Market Index Fund	-	1,056,050
Founders Growth Fund	-	2,521,580
Janus Worldwide Fund	1,330,599	1,598,170
Morgan Stanley Fund	1,744,139	-
Sandy Spring Bancorp, Inc. common stock (2001 - 252,684 shares; 2000 – 169,559 shares)	8,066,248	3,862,400
	13,620,180	10,513,487
All other less than 5%	3,324,802	1,458,033
Total investments	$16,944,982	$11,971,520

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Connecticut General Life Insurance Company (CGLIC). CGLIC maintains the contribution in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements as CIGNA Guaranteed Income Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issue or otherwise. The average yield and crediting interest rates were approximately 5% for 2001 and 2000.

6. PARTICIPANT DIRECTED FUNDS

The Plan allows participants to have Salary Deferral Contributions as well as any employer contributions made during the year, invested in the common stock of Sandy Spring Bancorp. In 1992, the Plan began offering participants the option of selecting from an increased number of investment alternatives.

7. RECONCILIATION TO FORM 5500

The financial statements at December 31, 2001 differ from Form 5500 filed with the IRS in that Form 5500 does not include the employer's general and matching contributions in the amount of $1,361,173 and uninvested cash in the amount of $15,742.

8. PLAN AMENDMENTS

The Plan has been amended during the years ended December 31, 2001 and 2000 as follows:

Effective January 1, 2001, the Plan was amended and restated to include the following new provisions:

1. Introduction of an employer match based on a participant's years of service using the following schedule:

Years of Service	Match Equals
Less than 5 years	50% of the first 4% of pay
5 - 9 years	75% of the first 4% of pay
10 or more years	100% of the first 4% of pay

The match is based on all services, including service before January 1, 2001.

2. The employer match allocated to participants will be subject to a vesting schedule based on the participant's years of service.

Years of Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

All years of service count, including those years completed before January 1, 2001. If you leave the Plan all nonvested match dollars are forfeited.

3. An increase in investment opportunities through a brokerage account. This option allows participants to maintain a plan brokerage account and invest up to 50% of their total vested accounts in individual stocks and bonds.

Effective October 1, 2001, the Plan was restated by modifying the first paragraph of Section 6.11 to provide as follows:

> A person who was an eligible employee during a contribution period shall be eligible to receive an allocation of profit-sharing contributions for such contribution period only if he is employed by an employer or a related company on the last day of the contribution period; furthermore, an employee acquired through a merger or acquisition before October 1st, shall be eligible for the profit-sharing contribution made with respect to the year in which the merger or acquisition was effective. Employees acquired through a merger or acquisition on or after October 1st shall not be eligible for the profit-sharing contribution made with respect to the year in which the merger or acquisition was effective.

Participants should refer to the restated plan agreement for a more complete description of the Plan's provisions.

SUPPLEMENTAL SCHEDULES RELATING TO
ERISA AND DOL REGULATIONS

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN
DECEMBER 31, 2001

FORM 5500 - SCHEDULE H
PART IV - ITEM 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - SCHEDULE H
EMPLOYER IDENTIFICATION #52-1532952
PLAN #002

(a) *	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest collateral, par, or maturity value	(e) Current Value
	Connecticut General Life Insurance	CIGNA Guaranteed Income Fund	$ 2,479,194
	Connecticut General Life Insurance	CIGNA Lifetime 20 Fund	70,774
	Connecticut General Life Insurance	CIGNA Lifetime 30 Fund	117,508
	Connecticut General Life Insurance	CIGNA Lifetime 40 Fund	108,168
	Connecticut General Life Insurance	CIGNA Lifetime 50 Fund	43,127
	Connecticut General Life Insurance	CIGNA Lifetime 60 Fund	24,855
	Connecticut General Life Insurance	S&P 500 Index	902,743
	Connecticut General Life Insurance	Janus Worldwide Account	1,330,599
	Connecticut General Life Insurance	Small Cap Growth/TimesSquare	186,256
	Connecticut General Life Insurance	Small Cap Value/Berger	842,503
	Connecticut General Life Insurance	Invesco Technology Account - Inv. Shares	69,788
	Connecticut General Life Insurance	Invesco Dynamics	88,235
	Fiserve Securities, Inc.	Interest-Bearing Cash	60,434
	Metricom, Inc.	Corporate Stock – Common	30
	Oppenheimer Real Asset Fund	Val. of Int. in Reg. Invest.	30,439
	Pilgrim Emerging Countries	Val. of Int. in Reg. Invest.	46,040
	Connecticut General Life Insurance	Mid Cap Value/Wellington Mgmt.	119,091
	Forwarded		6,519,784

15

Sandy Spring Bancorp
Cash and Deferred Profit Sharing Plan
December 31, 2001

Form 5500 - Schedule H
Part IV - Item 4(i)
Schedule of Assets (Held at End of Year) - Schedule H (Continued)
Employer Identification #52-1532952
Plan #002

(a) *	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest collateral, par, or maturity value	(e) Current Value
	Brought forward		$ 6,519,784
	Connecticut General Life Insurance	Large Cap Value/John A. Levin	463,553
	Connecticut General Life Insurance	Large Cap Growth/Morgan Stanley	1,774,139
*	National Financial Services	Sandy Spring Bancorp, Inc. Common Stock	8,066,248
	Outstanding Participant Loan	5.50% - 9.50%	121,258
	Total assets held for investment		$16,944,982

* represents that the party-identified in column (b) is a party in interest.

SANDY SPRING BANCORP
CASH AND DEFERRED PROFIT SHARING PLAN
DECEMBER 31, 2001

FORM 5500 - SCHEDULE H
PART IV - ITEM 4(i)
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED
OF WITHIN YEAR) - SCHEDULE H
EMPLOYER IDENTIFICATION #52-1532952
PLAN #002

(a) Issue or Identity of Party for Fund	(b) Description of Investment	(c) Cost of Acquisition	(d) Proceeds of Disposition
ATSI Communications, Inc.	Corporate Stock - Common	$ -	$442
American Telesource Intl, Inc.	Corporate Stock - Common	2,250	-
Celsion Corp.	Corporate Stock -Common	2,065	490
Outstanding Participant Loans	5.50% - 9.50%	-	-

Note – Shares of ATSI Communications were exchanged for American Telesource International, Inc. on April 9, 2001.

Exhibit 23

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Sandy Spring Bancorp, Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 and Post Effective Amendment No. 2 to Form S-8 (Registration Nos. 33-29316 and 33-48453) and the related Prospectus for the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan and Trust sponsored by Sandy Spring Bancorp, Inc. of our report dated May 22, 2002, appearing on page 1 of this Annual Report on Form 11-K.

Stegman & Company

Baltimore, Maryland
June 26, 2002